

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 19, 2021

VIA E-MAIL

Jennifer Kraus-Florin, Esq.
Associate General Counsel
MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, Iowa 50677

Re: MEMBERS Life Insurance Company
        Initial Registration Statement on Form S-1
        File No. 333-252290

Dear Ms. Kraus-Florin:

On January 21, 2021, you filed the above-referenced initial registration statement on Form S-1 on behalf of MEMBERS Life Insurance Company (the "Company"). Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

3. In the table captioned Calculation of Registration Fee on the facing sheet, please clarify that the title of securities to be registered is a single premium deferred *indexed* annuity contract.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.

Cover Page

4. In the second paragraph, please make prominent the statement that the Company does not allow additional Purchase Payments after the initial Purchase Payment. Please also disclose here, rather than on the next page, that the maximum Surrender Charge is 9%.

5. Please prominently state after the third paragraph that the Contract is not suitable for investors who plan to take withdrawals (including systematic withdrawals and Required Minimum Distributions) or surrender the Contract during the first six Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period. Please also prominently state that partial withdrawals, full surrender, Death Benefit payment, or withdrawal to elect an Income Payout Option made during an Interest Term could significantly reduce the values under the Contract and the amount of interest credited at the end of an Interest Term due to proportionate withdrawal calculations, Surrender Charges, the Equity Adjustment, and the Interest Adjustment. Please state that these charges and adjustments could reduce the amount received to less than the protection provided by the Indexed Interest Floor or Indexed Interest Buffer.

6. Please revise the bolded sentence in the fourth paragraph to state that it is possible that interest in the Risk Control Accounts may be negative, and that there is a risk of loss of principal and previously credited interest of up to 90% (with the Indexed Interest Buffer) and 10% (with the Indexed Interest Floor) due to negative Index performance. Please state that this loss could exceed 90% and 10%, respectively, for amounts withdrawn during an Interest Term due to proportionate withdrawal calculations, Surrender Charges, the Equity Adjustment, and the Interest Adjustment. Please explain that "principal and previously credited interest" means the amount invested in an Allocation Option.

7. The last sentence of the sixth paragraph states that negative investment performance will reduce the Risk Control Account Value by up to the amount of the Indexed Interest Floor even if the Index performance is "less than" the Indexed Interest Floor. While accurate, please consider using a phrase such as "lower than" rather than "less than" to avoid potential investor confusion. Please make corresponding revisions elsewhere, as appropriate (*e.g.*, in the paragraph that follows).

Glossary (pages 1-4)

8. In accordance with plain English principles, please use defined terms sparingly. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that several defined terms are used in only one place in the prospectus, and would be more appropriately defined where they are referenced (*e.g.*, Declared Rate Separate Account, Earnings, Hospital, Irrevocable Beneficiary, Mean Variance Optimization, Modern Portfolio Theory, Proof of Death, Risk Control Separate Account, Terminally Ill/Terminal Illness, etc.). Moreover, "Allocation Option Period" (defined incorrectly as a six-year period) is used infrequently and appears to be synonymous with "Interest Term." Similarly, rather than referring to the "Surrender Charge Period," simply state, where relevant, that a Surrender Charge is imposed during the first six Contract Years.

9. The Contract does not offer variable investment options. Please remove the term "variable" from the definition of "Contract." Please make corresponding changes in the Overview discussion on page 5 of the prospectus and in the Corporate History of the Company discussion on page 51 of the prospectus.

10. Please combine the two definitions for "Equity Adjustment."

Highlights – How Your Contract Works – Overview (page 5)

11. When stating in the first paragraph that the Contract allows an investor to earn interest, please also disclose that interest may be negative, and that there is a risk of loss of principal and previously credited interest of up to 90% (with the Indexed Interest Buffer) and 10% (with the Indexed Interest Floor) due to negative Index performance. Further, because the Contract does not offer guaranteed lifetime benefits, please remove the term "guaranteed" when referring to annuity income payments.

Highlights – How Your Contract Works – Allocation Options (pages 5-7)

12. As stated in the Declared Rate Account discussion, an owner may obtain the initial Interest Rate by contacting the Company, speaking to his or her financial professional, or reviewing the Contract Data Page. Please explain how an owner may also obtain *current* Interest Rates.

13. Please rewrite the first paragraph of the Risk Control Account discussion and the bullets that follow in accordance with plain English principles. In particular:

    a) In the first paragraph, please revise the last sentence to state that the Crediting Strategy *may limit the amount of index interest credited due to* an Indexed Interest Cap, Indexed Interest Participation Rate, Indexed Interest Floor, and/or Indexed Interest Buffer.

    b) Please rewrite the third sentence of the first bullet to clarify that the Indexed Interest Floor represents the *maximum amount of negative index interest that may be credited to the Risk Control Account*. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Floor in the Glossary, and to page 20 of the prospectus.

    Please provide a brief example (*e.g.*, if the Indexed Interest Floor is -10%, then on a $10,000 investment an investor could lose up to $1,000 ($10,000 x -10%) during the Interest Term).

    c) Please rewrite the last sentence in the first bullet to clarify that the Indexed Interest Buffer represents *the maximum amount of negative index interest assumed by the Company, but any additional negative interest will be credited to the Risk Control Account*. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Buffer in the Glossary, and to page 20 of the prospectus.

    Please provide a brief example (*e.g.,* if the Indexed Interest Buffer is -10%, then the Company will not credit any interest if the Index Return is between 0% and -10%, but if the Index Return is more than -10%, then the Company will credit any additional negative interest to the Risk Control Account, which means an investor could lose up to 90% of their investment, *e.g.*, $9,000 on a $10,000 investment).

d) In the second bullet, please more clearly state in the first sentence that the Indexed Interest Cap and Indexed Interest Participation Rate *limit the amount of positive index interest to be credited to* the Risk Control Account. Please make corresponding revisions to the cover page and to page 20 of the prospectus.

e) In the third sentence of the second bullet, please explain in simple terms that the Indexed Interest Cap represents the *maximum amount of index interest the Company will credit to the Risk Control Account*. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Cap in the Glossary, and to page 20 of the prospectus.

   Please provide a brief example (*e.g.*, if the Index Return is 15% and the Indexed Interest Cap is 10%, then the Company will credit 10%).

f) In the fourth sentence of the second bullet, please more simply state that the Indexed Interest Participation Rate is a percentage multiplied by the Index Return *to limit the amount of index interest credited by the Company*. Please make corresponding revisions to the cover page, to the definition of Indexed Interest Participation Rate in the Glossary, and to page 20 of the prospectus.

   Please provide a brief example (*e.g.*, if the Index Return is 10% and Indexed Interest Participation Rate is 80%, then the Company will credit 8% (10% x 80%)).

g) In the fourth bullet, please explain the concepts "Modern Portfolio Theory" and "Mean Variance Optimization" in plain English terms.

   Further, please confirm supplementally that with respect to the Barclays Risk Balanced Index: (i) the Index and the methodology used to calculate it will be publicly available; (ii) all components of the Index will be actively traded; (iii) the Index will be sponsored and administered by a third party not affiliated with the Company; and (iv) the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing the Index.

14. In the Allocation Option table, please show the guaranteed minimum rates for the Indexed Interest Cap, Indexed Interest Participation Rate, and Interest Rate, as well as the lifetime Indexed Interest Floor and lifetime Indexed Interest Buffer for each Allocation Option.

   The paragraph that follows the Allocation Option table states that the investor chooses the Indexed Interest Floor when allocating to an Allocation Option. Please explain the factors for an investor to consider when choosing an Indexed Interest Floor, *e.g.*, a higher Indexed Interest Floor means a lower Indexed Interest Cap; once elected, the Indexed Interest Floor for an Allocation Option may not be changed for the life of the Contract; etc. Please provide comparable disclosure with respect to an investor's choice in electing Indexed Interest Buffers, Indexed Interest Participation Rates, and Indexed Interest Caps.

   Please also explain the factors to consider prior to electing a 6-Year Risk Control Account. In particular, prominently disclose that an investor should understand that any partial withdrawal, full surrender, Death Benefit payment, or withdrawal to elect an Income Payout Option prior to the end of the six-year period could significantly reduce the values under the Contract and the amount of index interest credited at the end of the Interest Term due to the Surrender Charge, Equity Adjustment, Interest Adjustment, and proportionate adjustment applied to withdrawals. Please also explain that indexed interest is not calculated or credited until the end of the six-year period, and therefore the Crediting Strategy factors (*i.e.*, the Indexed Interest Cap, Indexed Interest Participation Rate, Indexed Interest Floor, and Indexed Interest Buffer) apply at the end of the six-year period, and are not applied on an annual basis.

Please provide corresponding revisions to page 17 of the prospectus.

15. With regard to the Transfers discussion:

   a) Please revise the first paragraph in accordance with plain English principles to simply state that a six-year Risk Control Account is not available if the Income Payout Date is less than six years from the Allocation Option Start Date.

   b) Please delete the second paragraph, and simply state that at least two weeks prior to the end of an Interest Term, owners will be notified of the available Allocation Options to which they may transfer their maturing Contract Value, and that the new Allocation Options may have different Interest Terms and Crediting Strategies.

   Please more clearly explain the statement that "[o]nly one Indexed Interest Floor for a given Allocation Option can be elected at any given time." Does this mean, for example, that if an investor chooses a 6-Year S&P 500 Index Risk Control Account with a -1% Indexed Interest Floor, then the investor may not also allocate to a 6-Year S&P 500 Index Risk Control Account with a -5% Indexed Interest Floor? Please make this clear in the paragraph that follows the Allocation Option table on page 5 of the prospectus.

   c) Please clarify the first sentence of the last paragraph, as not all Allocation Options offer Indexed Interest Floors, and the second sentence, as the Declared Rate Account only has one Interest Term.

   d) Please disclose whether transfers are permitted during the Interest Term.

   Please provide corresponding revisions to pages 17-18 of the prospectus.

16. In the Declaration of Rates discussion, please state the guaranteed minimum rates for the Indexed Interest Cap, Indexed Interest Participation Rate, and Interest Rate rather than stating that they will never be less than the minimum rates described in the prospectus. Further, please disclose that the Indexed Interest Floor and Indexed Interest Buffer for an Allocation Option will not change during the life of the Contract unless the Allocation Option is discontinued, and provide the guaranteed minimum rates for the Indexed Interest Floor and Indexed Interest Buffer under any Risk Control Account for the life of the Contract in the event of such discontinuation.

Highlights – How Your Contract Works – Contract Value (pages 7-8)

17. Please rewrite the summary on how the Risk Control Account Value is determined in accordance with plain English principles. In particular, please revise the Risk Control Value, Index Return and Adjusted Index Return, Crediting Base, and Equity Adjustment paragraphs as follows:

    a) *Risk Control Account Value.* Please state that the Risk Control Account Value is equal to the amount applied to each Risk Control Account at the start of the current Interest Term, adjusted proportionately for any withdrawals (including any Surrender Charge, Equity Adjustment, and Interest Adjustment), plus or minus any index interest.

       Please disclose that the amount of index interest credited, if any, may be limited by the Indexed Interest Cap and Indexed Interest Participation Rate.

    b) *Index Return and Adjusted Index Return.* Please provide a plain English description of how index interest is credited: (i) index interest is calculated based on the change in the Index from the first day of the Interest Term to the last day of the Interest Term; (ii) the Index Return is adjusted based on the Indexed Interest Cap and Indexed Interest Floor or the Indexed Interest Participation Rate and the Indexed Interest Buffer, as applicable; and (iii) this Adjusted Index Return is multiplied by the Risk Control Account Value on the last day of the Interest Term to determine how much index interest is credited, if any.

       Please disclose that even with the Indexed Interest Floor or Indexed Interest Buffer, the amount of index interest credited may be negative, and there is a risk of loss of principal and previously credited interest of up to 90% (with the Indexed Interest Buffer) and 10% (with the Indexed Interest Floor) due to negative Index performance.

       Please provide a brief example of how index interest is determined.

    c) *Crediting Base and Equity Adjustment.* A detailed discussion of the Crediting Base methodology is more appropriate later in the prospectus. Accordingly, rather than utilizing Crediting Base terminology, please explain – prominently - that the Company calculates amounts withdrawn from the Risk Control Accounts during the Interest Term on a proportionate basis, which could significantly reduce the values under the Contract by substantially more than the amount of the withdrawal. Please make clear that amounts withdrawn include partial withdrawals, full surrenders, payment of the death benefit, and amounts withdrawn to be applied to an Income Payout Option. Please also explain that as the Risk Control Account value is reduced by amounts withdrawn, the amount of index interest credited at the end of the Interest Term may also be reduced.

       In this same discussion, please also prominently explain that: (a) amounts withdrawn during the Interest Term could also significantly reduce Contract values due to the Equity Adjustment, the Interest Adjustment, and the Surrender Charge; (b) when amounts are withdrawn from an Allocation Option prior to its maturity, the

Equity Adjustment and Interest Adjustment protect the Company from market losses relating to changes in the value of the investments that support the Risk Control Accounts and the Contract guarantees; (c) the Surrender Charge applies for the first six Contract Years, and the Equity Adjustment and the Interest Adjustment apply for the entire Interest Term of each Risk Control Account, which could be six years; and (d) index interest is not credited to amounts withdrawn prior to the end of the Interest Term. To avoid investor confusion, please remove the separate paragraph on the Equity Adjustment.

d) Prominently state that the Contract is not suitable for short-term investing or for investors who plan to take withdrawals (including systematic withdrawals and Required Minimum Distributions) or surrender the Contract during the first six Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period.

18. When discussing the Interest Adjustment, please clarify that it will apply to any partial withdrawal, full surrender, Death Benefit payment, or withdrawal to elect an Income Payout Option made *prior to an Allocation Option Maturity Date*, and prominently state that this could significantly reduce the Death Benefit, the amount withdrawn, and the amount of interest credited at the end of the Interest Term. Please state that the Interest Adjustment applies for the entire Interest Term of each Allocation Option, which could be six years for each Allocation Option. Please revise the first sentence to more clearly state that the Interest Adjustment protects the Company from market losses relating to changes in the value of the investments that support the guarantees under the Contract when amounts are withdrawn from an Allocation Option prior to its maturity.

Highlights – How Your Contract Works – Withdrawal Options (pages 8-9)

19. Please revise the first sentence in Withdrawal Options to state that withdrawals*, including Annual Free Withdrawal Amounts, could significantly* reduce the Death Benefit and *the Contract Value, perhaps by substantially more than the amount withdrawn, as well as the amount of interest credited to an Allocation Option*, and could terminate the Contract. Please revise the second sentence to clarify that the Contract is not suitable if an investor intends to take partial withdrawals *(including systematic withdrawals and Required Minimum Distributions) or surrender the Contract during the first six Contract Years or during the Interest Term of an Allocation Option.* Please state that index interest is not credited to amounts withdrawn prior to the end of the Interest Term.

20. When describing the Annual Free Withdrawal Amount, please state that although a Surrender Charge will not apply, the Company will still calculate the withdrawal on a proportionate basis and apply the Equity Adjustment and Interest Adjustment.

21. Please clarify in the second bullet that a partial withdrawal may reduce the Death Benefit *and the values under the Contract* by more than the amount of the partial withdrawal.

Highlights – How Your Contract Works – Death Benefit (page 9)

22. Please prominently state that withdrawals could significantly reduce the Death Benefit, perhaps by substantially more than the amount of the withdrawal. When stating that a

Surrender Charge does not apply, please disclose that the Equity Adjustment and Interest Adjustment will be applied to the Death Benefit proceeds.

Highlights – Risk Factors (pages 9-12)

23. The first risk factor states that an investor assumes the risk that the Indexed Interest Cap can be reduced to as little as 1.0% and the Indexed Interest Participation Rate can be reduced to as little as 10%. Please provide comparable disclosure with respect to the Indexed Interest Floor and Indexed Interest Buffer.

    Further, when discussing in the fifth paragraph an investor's risk of loss due to withdrawals, surrenders, payment of the death benefit, and amounts withdrawn to be applied to an Income Payout Option, please add a bullet explaining that the Company calculates amounts withdrawn from a Risk Control Account on a proportionate basis, which could reduce the amount received to less than the protection provided by the Indexed Interest Floor or Indexed Interest Buffer.

    Finally, please state that because the Company relies on a single point in time to calculate the Index Return, an investor may experience a negative return even if the Index has experienced gains through some, or most, of the Interest Term.

24. In the Liquidity Risk discussion, please prominently disclose that the Contract is not suitable for investors who plan to take withdrawals (including systematic withdrawals and Required Minimum Distributions) or surrender the Contract during the first six Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period. Further, please disclose that index interest is not credited to amounts withdrawn prior to the end of the Interest Term.

25. In the third risk factor, please state prominently that there is a risk of loss of principal and previously credited interest in the Risk Control Accounts of up to 90% (with the Indexed Interest Buffer) and 10% (with the Indexed Interest Floor) due to negative Index performance. Please also clarify in the last sentence that amounts removed from a Risk Control Account *for any reason* could result in a loss of previously credited interest or principal even if performance has been positive because of *proportionate withdrawal calculations*, Surrender Charges, the Equity Adjustment, and the Interest Adjustment*, and that this loss could exceed 90% and 10%, respectively*. Finally, please disclose that investment in the Declared Rate Account could result in a loss of principal and previously credited interest due to Surrender Charges and the Interest Adjustment.

26. The Creditor and Solvency Risk discussion describes risks relating to COVID-19, which appear to be unrelated to how the pandemic has impacted the Company. Please tailor this discussion to describe the Company's potential risks related to the COVID-19 pandemic, or remove this discussion. We note that this paragraph is also in the Market Risk discussion.

27. Please revise the No Ownership Rights and Possible Tax Law Changes discussions to encompass the securities comprising the Barclays Risk Balanced Index (*e.g.*, refer to underlying *securities* rather than underlying *stocks*).

28. Please add a risk factor relating to reinvestment risk. In particular, please disclose what happens to value in a maturing Allocation Option if investors do not notify the Company as

to their choice of a new Allocation Option, and whether there may be a default allocation to an Allocation Option with a Crediting Strategy that investors might find unacceptable.

29. Please add a risk factor stating that the Company only issues the Contract on the 10th and 25th of each month, and therefore the Purchase Payment may be held in the Company's General Account for up to fifteen days prior to being invested in the Contract, and will not earn any interest during that period.

Fees and Expenses (pages 12-13)

30. In the paragraph preceding the Surrender Charge table, please state prominently that negative Equity Adjustments and Interest Adjustments also reduce Contract Values.

31. The fee table should disclose all guaranteed maximum charges. Accordingly, please disclose in the Other Expenses table that the Premium Tax is 3.5%.

32. Please revise the second sentence of Footnote 1 to the Surrender Charge table to list all of the transactions where a Surrender Charge is not assessed.

33. When describing the Surrender Charge on page 13, please replace the formulaic description of the Surrender Charge calculation (which is redundant with the preceding paragraph) with a brief, plain English example (*e.g.*, if an investor has $100,000 Contract Value at the beginning of the second Contract Year and withdraws $20,000, then the Annual Free Withdrawal Amount is $10,000 ($100,000 x 10%), and the Company will impose a $900 Surrender Charge on the amount withdrawn in excess of the Annual Free Withdrawal Amount (($20,000 - $10,000) x 9%)).

    Please disclose whether the Surrender Charge on partial withdrawals is deducted from the amount withdrawn or from the remaining Contract Value.

Getting Started – The Accumulation Period – Right to Examine (page 16)

34. In the sixth sentence, please clarify whether refunds will be subject to an Equity Adjustment.

Allocating Your Purchase Payment – Reallocating Your Contract Value: Transfers – Changes to Crediting Strategy Components (page 18)

35. Please disclose the guaranteed minimum rates for the Indexed Interest Cap and Indexed Interest Participation Rate rather than referring investors to their Data Pages. Please also provide information for the Declared Rate Account Interest Rate with regard to the guaranteed minimum, whether the rate may change during the Interest Term, whether the rate is available in advance of the Contract Issue Date and two weeks in advance of a new Interest Term, etc. Further, because the Indexed Interest Floor and the Indexed Interest Buffer could change during the life of the Contract if an Allocation Option is discontinued, please provide the guaranteed minimum floor and buffer rates under any Risk Control Account for the life of the Contract here and on the cover page of the prospectus.

Allocating Your Purchase Payment – Reallocating Your Contract Value: Transfers – Addition or Discontinuation of an Allocation Option (page 18)

36. The prospectus states that under certain circumstances, an Allocation Option may be discontinued in the middle of an Interest Term. Please disclose how the Contract Value in the discontinued Allocation Option is reallocated under the Contract, and whether index interest is calculated and credited at the time of discontinuation.

Declared Rate Account Allocation Option (pages 18-19)

37. The current Interest Rate for the Declared Rate Account will never be less than the Minimum Interest Rate which, as stated in the fourth paragraph, is determined on each Allocation Option Start Date. Please reconcile this with disclosure stating that investors will be notified of the current Interest Rate *two weeks in advance* of the Allocation Option Start Date.

Risk Control Account Allocation Options (pages 19-21)

38. In the sixth paragraph, please provide a brief example demonstrating how an investor will receive negative index interest equal to the Indexed Interest Floor if negative Index performance is lower than the Indexed Interest Floor (*e.g.*, if Index performance is -15% and the Indexed Interest Floor is -10%, then the Company will credit -10% to the Risk Control Account Value).

39. In the third sentence of the seventh paragraph, please clarify that if negative investment performance is less than -10% (rather than 10%), then the Risk Control Account Value will be reduced by the amount of negative performance in excess of -10%.

Contract Value - Risk Control Account Value (pages 22-29)

40. When describing the Crediting Base, please clarify in the disclosure that "withdrawals" include partial withdrawals, full surrenders, Death Benefit payments, and withdrawals to elect an Income Payout Option.

41. In Step 3 of the two examples of the Crediting Base following a withdrawal (pages 22 and 23), please state the amount of the new Risk Control Account Value following the withdrawal.

42. In each of the five examples of the Risk Control Account Value calculation on the last business day of an interest term (pages 25-28), please state in the assumptions that the Risk Control Account Value is equal to the Crediting Base on the first Business Day of the Interest Term, and is $100,000.

43. When first describing the Equity Adjustment on page 28, please state that it protects the Company from market losses relating to changes in the value of the investments that support the Risk Control Accounts when withdrawals, including full surrenders, payment of the death benefit, and amounts withdrawn to be applied to an Income Payout Option, are made during the Interest Term. Please make clear that the Equity Adjustment applies for the entire Interest Term of each Risk Control Account, which could be six years, but does not apply to amounts withdrawn on the Allocation Option Maturity Date. In the bolded

paragraph, please state that a negative Equity Adjustment will reduce the values under the Contract and the amount of index interest credited.

44. Please confirm supplementally that the rates and assumptions reflected herein, and in all examples throughout the prospectus, are reasonable in light of current and anticipated market conditions.

Contract Value – Interest Adjustment (pages 30-31)

45. In the first paragraph, please be clear that the Interest Adjustment *protects the Company* from market losses relating to changes in the value of the investments that support the guarantees under the Contract.

46. Please make clear that the Interest Adjustment applies for the entire Interest Term of each Allocation Option, which could be six years, but does not apply to amounts withdrawn on the Allocation Option Maturity Date.

47. Please revise the third paragraph following the formula, which incorrectly assumes that all Interest Terms will be for a six-year period.

Surrender Value (page 31)

48. Please prominently disclose that amounts received on surrender could be significantly reduced due to the Equity Adjustment, the Interest Adjustment, and the Surrender Charge, and index interest will not be credited if amounts are surrendered prior to the end of an Interest Term.

Access to Your Money – Partial Withdrawals (pages 32-34)

49. Please prominently state that the Contract is not suitable if an investor intends to take partial withdrawals, including systematic withdrawals and Required Minimum Distributions, during the first six Contract Years or during the Interest Term of an Allocation Option, which could be a six-year period.

50. Please clarify in the first sentence that all withdrawals*, including systematic withdrawals and Required Minimum Distributions,* will proportionally reduce the Death Benefit *and other values under the Contract*, which means the Death Benefit *and other Contract values* may decrease by more than the amount of the withdrawal. Please prominently disclose that partial withdrawals: (a) could also significantly reduce Contract values due to the Surrender Charge, Equity Adjustment, and Interest Adjustment; (b) will not be credited with index interest; and (c) could reduce the amount of interest credited at the end of the Interest Term.

51. If a partial withdrawal is taken, investors are subject to Surrender Charges and a potentially negative Equity Adjustment and Interest Adjustment, proportionate reductions in the Death Benefit and Risk Control Account Value, and loss of index interest. Given this, please explain supplementally how a systematic withdrawal plan is a suitable option under the Contract, and why the Contract may be sold as a Qualified Contract, where investors must take Required Minimum Distributions.

52. Please move up the bolded paragraph in the Systematic Withdrawals section to make it more prominent, and state that the Contract is not suitable for investors who plan to take systematic withdrawals, including Required Minimum Distributions, under the Contract.

53. Consistent with page 13 of the prospectus, please include transfers in the list of transactions that do not incur a Surrender Charge.

54. When stating in the last paragraph of the Nursing Home or Hospital or Terminal Illness Waiver discussion that Surrender Charges may not apply to amounts withdrawn, please disclose that the Equity Adjustment and Interest Adjustment, and a proportionate reduction in Contract values, may apply.

Access to Your Money – Surrenders (page 34)

55. Please make prominent the third paragraph, reference the Equity Adjustment, and state that index interest will not be credited to amounts surrendered prior to the end of an Interest Term.

Death Benefit – Death Benefit Proceeds Amount (pages 36-37)

56. The penultimate paragraph of this discussion notes that if an Owner is added or changed, the death benefit will be equal to the Contract Value. Please move this disclosure up to the beginning of the discussion, when describing the amount that will be paid as Death Benefit proceeds.

Income Payout Options (pages 39-41)

57. Please prominently disclose that amounts applied to an Income Payout Option prior to the end of an Interest Term could be significantly reduced due to the Equity Adjustment and Interest Adjustment, and will not be credited with index interest.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel

cc: Andrea Ottomanelli Magovern
     Sally Samuel